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                                                                    EXHIBIT 99.2

December 21, 2000



Board of Directors
Netpliance, Inc.
7600A North Capital of Texas Highway
Austin, Texas  78731

Gentlemen:

          On behalf of myself and certain other stockholders (the "Buyer's Group"), who own in excess of 50% of the issued and outstanding common stock ("Common Stock") of Netpliance, Inc. (the "Company"), I request the opportunity to open negotiations between the board of directors of the Company and the Buyer's Group regarding the possible purchase by the Buyer's Group of all the Common Stock not owned by the Buyout Group (the "Buyout"). We propose to accomplish the Buyout pursuant to a tender offer and a merger wherein the holders of these shares of Common Stock will receive $0.65 per share of Common Stock in cash.

          We recommend that the Board of Directors create a special committee of independent directors to consider this proposal and to seek and receive independent financial and legal advice regarding the possible Buyout. The Buyer's Group and our advisors are ready and eager to begin work with the Company's special committee and are confident that we can reach a mutually satisfactory structure and definitive agreement.

          We are very excited about this proposal, and to that end, we are ready to meet with you as soon as possible to discuss the Buyout in greater detail. We look forward to your response.

                                       Sincerely,

                                       /s/ JOHN F. MCHALE

                                       John F. McHale